

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 14, 2016

<u>Via E-mail</u>
Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

Re: Concha Y Toro Winery, Inc.
        Form 20-F for the Year Ended December 31, 2015
        Filed May 11, 2016
        File No. 001-13358

Dear Mr. Solar:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Rufus Decker

                        Rufus Decker
                        Accounting Branch Chief
                        Office of Beverages, Apparel and
                        Mining